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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
        (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            ProAssurance Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    74267C106
                                 (CUSIP Number)

                             A. Derrill Crowe, M.D.
                               100 Brookwood Place
                              Birmingham, AL 35209
                                 (205) 877-4400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:
                          Jack P. Stephenson, Jr., Esq.
                                Burr & Forman LLP
                          Suite 3100, SouthTrust Tower
                           420 North Twentieth Street
                            Birmingham, Alabama 35203
                                 (205) 251-3000

                                  June 27, 2001
             (Date of Event which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


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CUSIP No. 74267C106

         1.       Name of Reporting Person: A. Derrill Crowe, M.D.

         2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only

         4.       Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

         5.       Sole Voting Power:          2,475,001

         6.       Shared Voting Power:                0

         7.       Sole Dispositive Power:     2,475,001

         8.       Shared Dispositive Power:           0

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,475,001

         10.      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares [ ]

         11.      Percent of Class Represented by Amount in Row (9): 9.5%

         12.      Type of Reporting Person: IN


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Item 1(a).        Name of Issuer:

         ProAssurance Corporation was formed on October 20, 2000 to serve as the holding company of Medical Assurance, Inc. and Professionals Group, Inc. pursuant to an Agreement to Consolidate dated June 22, 2000 between Medical Assurance and Professionals Group. On June 27, 2001, Medical Assurance and Professionals Group completed their consolidation and became wholly owned subsidiaries of ProAssurance. The consolidation was consummated through the mergers of two wholly owned subsidiaries of ProAssurance with and into Medical Assurance and Professionals Group, with Medical Assurance and Professionals Group being the surviving corporations of the mergers. Upon consummation of the consolidation, each outstanding share of common stock, par value $1.00 per share, of Medical Assurance was converted into one share of common stock, par value $0.01 per share, of ProAssurance. Each outstanding share of common stock, no par value per share, of Professionals Group was converted into the right to receive, at the holder's election, (i) .897 of a share of ProAssurance common stock plus $13.47 in cash, or (ii) $27.47 in cash. On June 28, 2001, ProAssurance common stock began trading on the New York Stock Exchange under the symbol "PRA" and the common stock of Medical Assurance and Professionals Group was delisted from the New York Stock Exchange and Nasdaq National Market, respectively.

         Prior to the consolidation, A. Derrill Crowe, M.D. ("Dr. Crowe") had filed a Schedule 13G on February 14, 1992, as amended, to disclose his beneficial ownership of Medical Assurance common stock. As a result of the consolidation, Dr. Crowe's shares of Medical Assurance common stock were converted into shares of ProAssurance common stock.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  100 Brookwood Place
                  Birmingham, AL  35209

Item 2 (a).       Name of Person Filing:

                  A. Derrill Crowe, M.D.

Item 2 (b).       Address of Principal Business Office:

                  100 Brookwood Place, Suite 500
                  Birmingham, AL  35209

Item 2 (c).       Citizenship:

                  United States of America


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Item 2 (d).       Title of Class of Securities:

                  Common Stock, $0.01 par value per share

Item 2 (e).       CUSIP Number:

                  74267C106

Item 3.

                  Not Applicable

Item 4.           Ownership:

         (a)      Amount Beneficially Owned: *

                  2,475,001 shares

         (b)      Percent of Class: *

                  9.5%

         (c)      Number of Shares as to which such Person has: *

                  (i)      sole power to vote or to direct the vote:

                           2,475,001 shares

                  (ii)     shared power to vote or to direct the vote:

                           None

                  (iii) sole power to dispose or to direct the disposition of:

                           2,475,001 shares

                  (iv) shared power to dispose or to direct the disposition of:

                           None

*Does not include 11,742 shares held for the account of Dr. Crowe in the ProAssurance Corporation Pension Plan and 1,285 shares owned of record by his spouse.


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Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Securities Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001


                                             /s/ A. Derrill Crowe
                                             -----------------------------------
                                             A. Derrill Crowe, M.D.


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